UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Preliminary Results of Operations

•	The preliminary results shown below may differ from the final results.

1. Basis: Consolidated

Classification (unit : in 100 millions of Won, %)		Current Period (Fourth quarter(1) of 2025)	Previous Period (Third quarter(2) of 2025)	Changes (%)	Year to Year Comparison (Fourth quarter(1) of 2024)	Changes (%)
Operating Revenue	Quarterly Results Year-to- date (“YTD”)(3) Results	43,287 170,992	39,781 N.A*	8.81 N.A*	45,115 179,406	(4.05) (4.69)
Operating Income	Quarterly Results YTD(3) Results	1,191 10,732	484 N.A*	145.96 N.A*	2,541 18,234	(53.12) (41.14)
Profit (Loss) from Continuing Operations Before Income Tax	Quarterly Results YTD(3) Results	1,378 7,223	(1,639) N.A*	N.A* N.A*	4,781 17,618	(71.17) (59.00)
Profit (Loss) for the Period	Quarterly Results YTD(3) Results	970 3,751	(1,667) N.A*	N.A* N.A*	3,948 13,871	(75.43) (72.96)
Attributable To: Controlling Interests	Quarterly Results YTD(3) Results	1,125 4,084	(1,582) N.A*	N.A* N.A*	2,909 12,502	(61.30) (67.33)

(1)	Refers to the three-month period from October 1 to December 30 of a given year.
(2)	Refers to the three-month period from July 1 to September 30 of a given year.
(3)	Refers to the twelve-month period from January 1 to December 30 of a given year.
*	Means “not applicable.”

2. Basis: Separate

Classification (unit : in 100 millions of Won, %)		Current Period (Fourth quarter(1) of 2025)	Previous Period (Third quarter(2) of 2025)	Changes (%)	Year to Year Comparison (Fourth quarter(1) of 2024)	Changes (%)
Operating Revenue	Quarterly Results YTD(3) Results	30,837 120,511	26,647 N.A*	15.72 N.A*	31,906 127,741	(3.35) (5.66)
Operating Income (Loss)	Quarterly Results YTD(3) Results	1,308 8,118	(522) N.A*	N.A* N.A*	1,793 15,232	(27.09) (46.70)
Profit (Loss) Before Income Tax	Quarterly Results YTD(3) Results	1,710 7,365	(2,305) N.A*	N.A* N.A*	2,328 14,771	(26.55) (50.14)
Profit (Loss) for the Period	Quarterly Results YTD(3) Results	1,060 4,108	(2,066) N.A*	N.A* N.A*	2,857 12,805	(62.91) (67.92)

(1)	Refers to the three-month period from October 1 to December 30 of a given year.
(2)	Refers to the three-month period from July 1 to September 30 of a given year.
(3)	Refers to the twelve-month period from January 1 to December 30 of a given year.
*	Means “not applicable.”

3. Source of Data	Data Provider	IR, SK Telecom

	Provided for	Analysts and Investors

	Date of Provision	February 5, 2026 / 4:00 p.m. (Seoul time)

	Location	2025 Annual Earnings Results Conference Call

	Organizing Team	IR, SK Telecom (+82-2-6100-2114)

4. Other Important Matters Relating to an Investment Decision

•

The preliminary results set forth in this report have been prepared on a consolidated basis and separate basis in accordance with International Financial Reporting Standards as adopted in Korea and may be subject to change based on the results of the audit by the Company’s external auditor.

•

For further relevant materials, please refer to the Company’s IR website at:

https://www.sktelecom.com/en/investor/lib/announce.do

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Taehee Kim
(Signature)
Name:	Taehee Kim
Title:	Vice President

Date: February 5, 2026